UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DESTINATION XL GROUP, INC.

(Name of Subject Company)

DESTINATION XL GROUP, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25065K104

(CUSIP Number of Class of Securities)

Robert S. Molloy

General Counsel and Secretary

Destination XL Group, Inc.

555 Turnpike Street

Canton, Massachusetts 02021

(781) 828-9300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian H. Blaney

Katherine A. Beck

Greenberg Traurig, LLP

2375 E. Camelback Rd., Suite 800

Phoenix, AZ 85016

(602) 445-8322

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Destination XL Group, Inc., a Delaware corporation (“Company”), with the Securities and Exchange Commission on May 26, 2026. The Statement relates to the unsolicited tender offer by Zodiac Partners II, LLC, a Delaware limited liability company (“Offeror”), and an acquisition entity of Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at a price of $0.82 per share in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal that accompanies the Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

The penultimate paragraph in the subsection entitled “Background of the Offer” in Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

On each of May 25, 2026 and May 26, 2026, the Board held a meeting via means of remote communication, which included senior management of the Company and representatives of its advisors, including Guggenheim Securities, LLC (“Guggenheim Securities”), Greenberg Traurig, LLP (“Greenberg Traurig”) and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”). During each meeting, the Board discussed the status of the Offer, including the timeline for the Company’s responses and the legal requirements relating to the Schedule 14D-9. Representatives of Greenberg Traurig reviewed fiduciary duty considerations applicable to the Board in evaluating the Offer, as well as the provisions of the Merger Agreement relating to a potential change of recommendation and the termination fee that would be payable to FBB in certain circumstances pursuant to the Merger Agreement. In connection with the Board’s evaluation of the Offer, the Company’s senior management updated certain previously prepared financial projections for the Company for the fiscal period ending January 31, 2035 (the “Management Projections”), which included projected revenues, operating income, capital expenditures, cost reductions, working capital requirements and other relevant financial metrics over such period. The Management Projections, which had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company, had been discussed with the Board at a previous meeting of the Board on May 20, 2026. The Board, together with its advisors, discussed the material assumptions underlying the Management Projections, including assumptions regarding macroeconomic conditions, consumer retail conditions, future revenue growth and operating margins, as well as the inherent uncertainties associated with such projections. Guggenheim Securities was directed by the Board to rely upon the Management Projections in connection with the preparation of its financial analyses (as described below). To facilitate the Board’s evaluation of the Offer, representatives of Guggenheim Securities reviewed with the Board certain financial analyses, including the following: a discounted cash flow analysis with respect to the Company based on the Management Projections; a selected public company trading analysis that compared the financial performance of the Company and certain trading multiples of the Common Stock with corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company; a review of certain Wall Street equity research price targets for the Common Stock; and a review of the Common Stock’s 52-week share price trading history. The Board, together with the Company’s senior management and Guggenheim Securities, discussed the limitations of Guggenheim Securities’ financial analyses, including, among other things, that (i) the Management Projections were not prepared with a view toward public disclosure, were inherently subject to significant judgment and uncertainty and were necessarily based on numerous variables and assumptions that were beyond the Company’s control, (ii) the results of Guggenheim Securities’ financial analyses should be assessed as a whole rather than individually, (iii) Guggenheim Securities’ financial analyses, particularly those based on estimates and projections, were not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such financial analyses and (iv) Guggenheim Securities’ financial analyses did not purport to be appraisals or reflect the prices at which the Common Stock may trade at the present time or at any time in the future. Following discussion on May 26, 2026, the Board (i) determined that the Offer is not in the best interests of the Company and its stockholders and (ii) recommended that stockholders reject the Offer and not tender their shares of Common Stock pursuant to the Offer.

The paragraph in the subsection entitled “Cautionary Statement on Forward-Looking Statements” in Item 8 of the Statement is hereby amended and restated in its entirety to read as follows:

Certain statements included in this Schedule 14D-9 constitute “forward-looking statements.” In some cases, forward-looking statements can be identified by the use of terms such as “may,” “will,” “estimate,” “intend,” “plan,” “continue,” “believe,” “expect,” or “anticipate,” or the negatives thereof, variations thereon or similar terminology. The forward-looking statements contained in this Schedule 14D-9 are generally based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those detailed under “Part I, Item 1A. Risk Factors” in the Form 10-K. These forward-looking statements speak only as of the date of the document in which they are made. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances in which the forward-looking statement is based except as otherwise required by law.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Destination XL Group, Inc.

Date: June 5, 2026	By:	/s/ Robert S. Molloy
General Counsel and Secretary